SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 13, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew establishes multi-asset digital surgery and robotic ecosystem

13 March 2019

Smith & Nephew (LSE: SN, NYSE: SNN), the global medical technology company, today announces product launches and investments that establish its multi-asset digital surgery and robotic ecosystem.

Namal Nawana, Chief Executive Officer, said:

"Smith & Nephew is making a long-term commitment to bring together advanced technologies in robotics, digital surgery, and machine learning as well as augmented reality to empower surgeons and improve clinical outcomes. Over time these digital surgery and robotic assets will be deployed across all surgical specialities and healthcare settings where Smith & Nephew's operates, starting with orthopaedic reconstruction and sports medicine."

NAVIO◊ Surgical System

Currently in development, NAVIO 7.0 is the next version of Smith & Nephew's handheld robotic surgical system. NAVIO 7.0 is being designed to improve the surgeon experience through a new intuitive interface, expanded surgical preferences, and streamlined workflow which may reduce surgery time over the previous version. It will also bring the ANTHEM Total Knee System for Emerging Markets onto NAVIO. The NAVIO 7.0 demo is on show on Smith & Nephew's booth at the American Academy of Orthopaedic Surgeons (AAOS) Annual Meeting 2019 (Las Vegas March 13-15), alongside a new virtual reality training module for robotics-assisted surgery developed for NAVIO by Osso VR.

NAVIO 7.0 software has not been cleared by the FDA for distribution in the United States and is not yet commercially available, but is planned for the second half of 2019.

Next generation robot announced

Development of Smith & Nephew's next generation surgical robotics platform is planned to be complete in late 2019, ahead of full commercial release in 2020. The platform dramatically reduces the physical footprint, enabling it to be incorporated into Smith & Nephew's sports medicine tower. This, together with its CT-free technology, makes it an ideal solution for all surgical settings, including ambulatory surgery centers (ASCs). Advances in surgical workflows, data acquisition and connectivity will ensure the platform is faster again than NAVIO 7.0, further reducing procedure times.

In addition, our R&D programme is focused on a number of options to broaden this platform for customers, including incorporating augmented reality, stand-alone robotic arms and machine learning technologies.

Design and development partnership with Brainlab

Smith & Nephew has agreed to purchase the Brainlab Orthopaedic Joint Reconstruction business used in over 500 accounts worldwide. Smith & Nephew has also acquired the Brainlab associated salesforce, which will be integrated into its own robotics commercial organisation, supporting the acceleration of this business, and certain other intangible assets. By working together, the companies will provide an exciting upgrade path with more capabilities for both Brainlab and Smith & Nephew customers. Smith & Nephew's initial priority will be to install the Brainlab hip software onto NAVIO 7.0 and to upgrade current NAVIO users to the new platform.

Smith & Nephew and Brainlab will also collaborate on developing additional applications, including digital surgery among others, to enhance the functionality of Smith & Nephew's advanced automation platform and expand its clinical indications. Work will initially be focused on orthopaedic reconstruction and sports medicine, with opportunities to expand into other surgical specialities thereafter. The platform will be compatible with the Brainlab digital operating room offering, allowing the sharing of data to improve future clinical practice, and will support augmented reality as adoption advances.

Skip Kiil, President of Orthopaedics at Smith & Nephew, said:

"The near term commercial opportunities with the innovation of our robotics platform and the integration of the Brainlab hip software are very compelling. Not to mention, the strong collaboration on design and development of next generation technology that will bring our customers more differentiated advanced surgical capabilities.  We're excited to work together with Brainlab to bring the future of the digitally integrated O.R. to life and into the hands of surgeons world-wide."

New R&D and medical education center

Smith & Nephew also announces that it is opening a world-class R&D and medical education training facility for robotics in Pittsburgh, U.S, the home of its robotics business. This will triple its floor space for robotics and Smith & Nephew is recruiting to support its expansion with details of current opportunities available on the careers section of its website.

The commercial terms of the innovation partnership with and acquisition from Brainlab and the lease of the new facility in Pittsburgh have not been disclosed.

Enquiries

Investors

Andrew Swift                                    +44 (0) 20 7960 2285
Smith & Nephew

Media

Charles Reynolds                               +44 (0) 1923 477314
Smith & Nephew

Ben Atwell/ Andrew Ward                +44 (0) 20 3727 1000
FTI Strategic Consulting

About Smith & Nephew

Smith & Nephew is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine. Smith & Nephew has more than 16,000 employees and a presence in more than 100 countries. Annual sales in 2018 were $4.9 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN). For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com and follow us on Twitter, LinkedIn or Facebook.

About Brainlab

Brainlab, headquartered in Munich, develops, manufactures and markets software-driven medical technology, enabling access to advanced, less invasive patient treatments.

Core products center on information-guided surgery, radiosurgery, precision radiation therapy, digital operating room integration, and information and knowledge exchange. Brainlab technology powers treatments in radiosurgery and radiotherapy as well as numerous surgical fields including neurosurgery, orthopaedic, ENT, CMF, spine and trauma.

Privately held since its formation in Munich, Germany in 1989, Brainlab has more than 12,300 systems installed in over 100 countries. Brainlab employs more than 1,350 people in 18 offices worldwide, including more than 420 Research & Development engineers, who form a crucial part of the product development team.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 13, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary